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Exhibit 21.1

List of Subsidiaries

Name	Jurisdiction of Incorporation
Discovery Partners International AG	Switzerland
ChemRx Advanced Technologies, Inc.	Delaware
Structural Proteomics, Inc.	New Jersey
Systems Integration Drug Discovery Company, Inc.	Arizona
Xenometrix, Inc.	Delaware
Irori Europe, Ltd.	United Kingdom
Discovery Partners International, L.L.C.	Delaware
Irori, Inc.	Delaware

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List of Subsidiaries